SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                              RULE 13a-16 OR 15d-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of September 2001




                             World Heart Corporation

                                 1 Laser Street
                                 Ottawa, Ontario
                                     K2E 7V1









Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X              Form 40-F
                               ---                      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                      No  X
                           ---                    ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.


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[GRAPHIC OMITTED]

For Immediate Release:

                  WORLD HEART CORPORATION - NOTICE OF INTENTION
                               TO PURCHASE SHARES


OTTAWA - September 20, 2001 (NASDAQ: WHRT, TSE: WHT) - World Heart Corporation (WorldHeart) announced today its intention to purchase up to 200,000 of its common shares, representing approximately 1.3% of the 15.2 million common shares outstanding, pursuant to SEC rule 10b-18, as modified by Emergency Order of September 14, 2001 (Release 34-44791).

Purchases under the bid commenced on September 17, 2001, and will terminate on the earlier of November 17, 2001 or the date WorldHeart completes its purchases of common shares. Purchases will be made on the open market by WorldHeart through the facilities of the Nasdaq National Market (NASDAQ) in accordance with the rules and policies of NASDAQ. The price that WorldHeart will pay for any such shares will be the market price of such shares on the NASDAQ at the time of acquisition. Common shares purchased under the bid are cancelled.

No director, senior officer or insider, or any person holding 10% or more of WorldHeart's common shares intends to sell shares of WorldHeart in connection with the foregoing activity.

WorldHeart believes that following the tragic events in the United States on September 11, 2001 the price of its common shares has been subject to unusual and unwarranted trading activities, and that the repurchase of its common shares is an appropriate use of corporate funds in light of potential benefits to remaining shareholders.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) Left Ventricular Assist System (LVAS) is already well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

WorldHeart is a public company whose stock trades on the NASDAQ National Market (ticker symbol: WHRT) and the Toronto Stock Exchange (ticker symbol: WHT).

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars


For further information, contact:

Shareholder and Financial Community
Ian W. Malone
Vice-President Finance and Chief Financial Officer
Ph: 613-226-4278 x 2300
Email: ian.malone@worldheart.com

Media
Michelle Banning, Manager Corporate Communications
Ph: 613-226-4278 x 2995
Email: michelle.Banning@worldheart.com



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


Date: September 20, 2001
                                         By:/s/ Ian Malone
                                            ------------------------------------
                                            Name:  Ian Malone
                                            Title: Vice President Finance and
                                                   Chief Financial Officer